

July 2, 2013

Via E-mail
Paritosh K. Choksi
Executive Vice President and Chief Operating Officer
Atel Managing Member, LLC
600 Montgomery Street, 9th Floor
San Francisco, CA 94111

> **Re:** **Atel 16, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 5, 2013**
> **File No. 333-188924**

Dear Mr. Choksi:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable pursuant to the underwriting arrangements has received clearance by FINRA.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the fund.

Summary of the Offering, page 4

Investment Portfolio, page 7

4. We note your disclosure that your objective is to generate regular cash distributions to Unit holders equal to not less than 7% nor more than 9% per annum on investor's original invested capital. Please supplementally advise us as to how you determined the expected range of 7% to 9%, including whether this is based on past performance of other funds managed by ATEL Managing Member, LLC. In addition, as is it not appropriate to make statements setting forth a rate of return on the Fund's investments in non-specified properties or properties with no significant operating histories, please tell us why you believe it is appropriate to set forth an expected rate of return to investors on their original invested capital. Please see Item 10.C. of Industry Guide 5. Lastly, we note that you disclose that most of the Fund's distributions will be a return of capital and not a return on capital, so in this regard it is also unclear how you determined an expected range of return on investors' capital.

Risk Factors, page 11

The Fund will be subject to exemptions from certain reporting and disclosure requirements . . ., page 17

5. We note your disclosure here and on pages 72-74 that your units will not be publicly traded and therefore you will have no "public float" and will be a smaller reporting company throughout your term. We note that the definition of a smaller reporting company in Rule 405 under the Securities Act does not require that the units be publicly traded in order to calculate a public float. In addition, we note that pursuant to Rule 405, even if an issuer's public float is calculated as zero, the issuer still must satisfy a revenue test to qualify as a smaller reporting company. Please revise your disclosure accordingly.

Management Compensation, page 22

6. We note that you have listed the estimated amount of certain items of compensation as "Not determinable at this time." Please revise your disclosure to provide illustrations of the dollar amount of such compensation that may be paid based on certain assumptions or examples. Please also disclose the assumptions used in such calculations. See Item 4.C. of Industry Guide 5.

Investment Objectives and Policies, page 28

Equipment Leasing Industry and Competition, page 39

7. We note that some of the industry data in this section is from 2007, 2008 and 2009, and the age of other industry data, such as that from ELFA's *State of the Industry*, is not disclosed. Please update the industry data used in the prospectus or tell us why you believe that this data remains reliable.

Prior Performance Summary, page 62

8. Please note that Item 8.A. of Industry Guide 5 requires you to describe only those programs that existed in the past ten years. See Item 8.A. of Industry Guide 5. Please revise your disclosure to either remove information about earlier funds, or explain why you believe this information is useful to investors in this offering.

9. We note the disclosure on page 64 regarding the acquisition and financing of equipment by prior programs. Please revise this disclosure to include the narrative summary required by Item 8.A.4. of Industry Guide 5. Please limit the disclosure to acquisitions and financings by programs in the most recent three years. Please also include a cross-reference to the information set forth in Table VI and undertake to provide the more detailed description without fee upon request.

The Fund as an Emerging Growth Company, page 72

10. We note your statement on the top of page 73 that you will not cease being an emerging growth company pursuant to any of the disqualifying conditions you set forth in clauses (a), (c) or (d). Please disclose why you believe you will not lose emerging growth company status under any of those disqualifying conditions.

Exhibit A

11. Please move Table VI to Part II of the registration statement as instructed by Item 8.B. of Industry Guide 5.

12. We note that Tables I-VI include different date ranges and sometimes use a different format from that instructed by Industry Guide 5. For example, we note that you have included all prior programs that completed their offering within the eight-year period or ten-year period ended December 31, 2012. However, Industry Guide 5 sets forth specific time frames for each table. For example, Table 1 is required to cover only programs the offering of which closed in the most recent three years, and Table III is required to cover programs the offering of which closed in the most recent five years. Additionally, we note that Table II is not presented in the format required by Industry Guide 5. These are just examples. Please revise the tables accordingly, or, in the alternative, tell us why the current disclosure is appropriate.

Where information is provided for periods other than as required, please either revise your disclosure to remove this information, or explain why you believe this information is useful to investors in this offering.

Undertakings

13. Please revise the undertakings to correct the typographical errors that appear throughout this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Melissa Rocha, Senior Assistant Chief Accountant, at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Paul J. Derenthal, Esq. (*via E-mail*)
        Derenthal & Dannhauser LLP